MANAGEMENT AGREEMENT

DREYFUS MONEY MARKET INSTRUMENTS, INC.

August 24, 1994
The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Dear Sirs,

The above-named investment company (the "Fund") consisting of the series named on Schedule 1 hereto, as such Schedule may be revised from time to time (each, a "Series"), herewith confirms its agreement with you as follows:

The Fund desires to employ its capital by investing and reinvesting the same in investments of the type and in accordance with the limitations specified in its charter documents and in its Prospectus and Statement of Additional Information as from time to time in effect, copies of which have been or will be submitted to you, and in such manner and to such extent as from time to time may be approved by the Fund's Board. The Fund desires to employ you to act as its investment adviser.

In this connection it is understood that from time to time you will employ or associate with yourself such person or persons as you may believe to be particularly fitted to assist you in the performance of this Agreement. Such person or persons may be officers or employees who are employed by both you and the Fund. The compensation of such person or persons shall be paid by you and no obligation may be incurred on the Fund's behalf in any such respect.

     Subject to the supervision and approval of the Fund's Board, you will provide investment management of each Series' portfolio in accordance with such Series' investment objectives and policies as stated in the Fund's Prospectus and Statement of Additional Information as from time to time in effect. In connection therewith, you will obtain and provide investment research and will supervise each Series' investments and conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of such Series' assets. You will furnish to the Fund such statistical information, with respect to the investments which a Series may hold or contemplate purchasing, as the Fund may reasonably request. The Fund wishes to be informed of important developments materially affecting any Series' portfolio and shall expect you, on your own initiative, to furnish to the Fund from time to time such information as you may believe appropriate for this purpose.

In addition, you will supply office facilities (which may be in your own offices), data processing services, clerical, accounting and bookkeeping services, internal auditing and legal services, internal executive and administrative services, and stationery and office supplies; carry such fidelity and other insurance (except insurance not obtained under a blanket policy covering one or more other investment companies managed by you) as may be deemed appropriate and desirable; prepare reports to the Fund's stockholders, tax returns, reports to and filings with the Securities and Exchange Commission and state Blue Sky authorities; calculate the net asset value of the Fund's shares; and generally assist in all aspects of the Fund's operations. You shall have the right, at your expense, to engage other entities to assist you in performing some or all of the obligations set forth in this paragraph, provided each such entity enters into an agreement with you in form and substance reasonably satisfactory to the Fund. You agree to be liable for the acts or omissions of each such entity to the same extent as if you had acted or failed to act under the circumstances.

Notwithstanding the above statements, the expenses to be borne by the Fund include, without limitation, the following: taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not your officers, directors or employees or holders of 5% or more of your outstanding voting securities, Securities and Exchange Commission fees and state Blue Sky qualification fees, advisory fees, charges of registrars and custodians, transfer and dividend disbursing agents' fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, all costs of insurance obtained other than under a blanket policy covering one or more other investment companies managed by you, costs attributable to investor services (including allocable telephone and personnel expenses), costs of printing prospectuses for regulatory purposes and for distribution to existing stockholders, and costs of stockholders' reports and meetings. The Fund also will pay the salaries of such of its principal executive officers as are not also full-time salaried officers or employees of yours.

You shall exercise your best judgment in rendering the services to be provided to the Fund hereunder and the Fund agrees as an inducement to your undertaking the same that you shall not be liable hereunder for any error of judgment or mistake of law or for any loss suffered by one or more Series, provided that nothing herein shall be deemed to protect or purport to protect you against any liability to the Fund or a Series or to its security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

     In consideration of services rendered pursuant to this Agreement, the Fund will pay you on the first business day of each month a fee at the rate set forth opposite each Series' name on Schedule 1 hereto. Net asset value shall be computed on such days and at such time or times as described in the Fund's then-current Prospectus and Statement of Additional Information. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

For the purpose of determining fees payable to you, the value of each Series' net assets shall be computed in the manner specified in the Fund's charter documents for the computation of the value of each Series' net assets.

     As to each Series, if in any fiscal year the aggregate expenses of the Fund (including fees pursuant to this Agreement, but excluding interest, taxes, brokerage and, with the prior written consent of the necessary state securities commissions, extraordinary expenses) exceed 1% of the average value of the Series' net assets for the fiscal year, the Fund may deduct from the fees to be paid hereunder, or you will bear, such excess expense to the extent required by state law. Your obligation pursuant hereto will be limited to the amount of your fees hereunder. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

     The Fund understands that you now act, and that from time to time hereafter you may act, as investment adviser to one or more other investment companies and fiduciary or other managed accounts, and the Fund has no objection to your so acting, provided that when the purchase or sale of securities of the same issuer is suitable for the investment objectives of two or more companies or accounts managed by you which have available funds for investment, the available securities will be allocated in a manner believed by you to be equitable to each company or account. It is recognized that in some cases this procedure may adversely affect the price paid or received by one or more Series or the size of the position obtainable for or disposed of by one or more Series.

In addition, it is understood that the persons employed by you to assist in the performance of your duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict your right or the right of any of your affiliates to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

You shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on your part in the performance of your duties or from reckless disregard by you of your obligations and duties under this Agreement. Any person, even though also your officer, director, partner, employee or agent, who may be or become an officer, Board member, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting on any business of the Fund, to be rendering such services to or acting solely for the Fund and not as your officer, director, partner, employee or agent or one under your control or direction even though paid by you.

     As to each Series, this Agreement shall continue until the date set forth opposite such Series' name on Schedule 1 hereto (the "Reapproval Date") and thereafter shall continue automatically for successive annual periods ending on the day of each year set forth opposite the Series' name on Schedule 1 hereto (the "Reapproval. Day"), provided such continuance is specifically approved at least annually by (i) the Fund's Board or (ii) vote of a majority (as defined in the Investment Company Act of 1940) of such Series' outstanding voting securities, provided that in either event its continuance also is approved by a majority of the Fund's Board members who are not "interested persons" (as defined in said Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.

As to each Series, this Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of holders of a majority of such Series' shares or, upon not less than 90 days' notice, by you. This Agreement also will terminate automatically, as to the relevant Series, in the event of its assignment (as defined in said Act).

     The Fund recognizes that from time to time your directors, officers and employees may serve as directors, trustees, partners, officers and employees of other corporations, business trusts, partnerships or other entities (including other investment companies) and that such other entities may include the name "Dreyfus" as part of their name, and that your corporation or its affiliates may enter into investment advisory or other agreements with such other entities. If you cease to act as the Fund's investment adviser, the Fund agrees that, at your request, the Fund will take all necessary action to change the name of the Fund to a name not including "Dreyfus" in any form or combination of words.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

DREYFUS MONEY MARKET INSTRUMENTS, INC.

By: /s/ John E. Pelletier Secretary

Accepted:

THE DREYFUS CORPORATION

By: /s/ Mark N. Jacobs

SCHEDULE I

Annual Fee as a
Percentage of Average
Name of Series	Daily Net Assets	Reapproval Date	Reapproval Day

Government Securities	.50 of 1%	July 31, 2004	July 31st
Series

Money Market Series	.50 of 1%	July 31, 2004	July 31st

As Revised: September 29, 2003